Management’s Discussion and Analysis
For the three and six months ended June 30, 2025 and 2024
(all tabular figures are presented in thousands of United States Dollars, unless otherwise stated)

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Contents

Introduction...................................................................................................................................................................	3
Business Overview.........................................................................................................................................................	4
Highlights | Key Performance Indicators.......................................................................................................................	5
Q2 2025 Financial Highlights.........................................................................................................................................	6
Q2 2025 Operational Highlights....................................................................................................................................	6
Summary of Quarterly Results.......................................................................................................................................	8
Quarterly Cash Flow Summary......................................................................................................................................	9
Operating Performance | Segovia.................................................................................................................................	12
Operating Performance | Marmato Narrow Vein Zone................................................................................................	16
Review of Financial Results...........................................................................................................................................	17
Financial Condition, Liquidity and Capital Resources ...................................................................................................	21
Off-balance Sheet Arrangements..................................................................................................................................	21
Transaction with Related Parties...................................................................................................................................	21
Financial Instruments and Financial Risk Management................................................................................................	21
Contractual Obligations and Commitments..................................................................................................................	22
Outstanding Share Data................................................................................................................................................	22
Non-GAAP Financial Measures .....................................................................................................................................	23
Accounting Matters & Risks and Uncertainties.............................................................................................................	30
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting..................................................	30
Qualified Person and Technical Information.................................................................................................................	31
Cautionary Note Regarding Forward-looking Statements.............................................................................................	32
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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Introduction
The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of August 7, 2025 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2024 and 2023, and the related notes (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These documents are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov.
Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2024 and dated March 12, 2025, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, using accounting policies consistent with IFRS. All tabular figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
This MD&A refers to various Non-GAAP measures, such as, total cash costs per ounce, AISC ($ per oz gold sold), adjusted net earnings and adjusted net earnings per share, EBITDA, adjusted EBITDA, AISC margin, sustaining capital and growth and expansion capital, and the underlying components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Financial Measures section of this MD&A for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA, adjusted EBITDA, AISC margin and sustaining capital and growth and expansion capital to the most directly comparable financial measure disclosed in the Financial Statements, and refer to the Operations Review - Segovia Operations section for full details on AISC margin. Reference should also be made to the Non-GAAP Financial Measures section of this MD&A for information about non-GAAP measures referred to in this MD&A.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Business Overview
Founded in September 2022, Aris Mining was established with a vision of building a leading Latin America focused gold mining company. Our strategy blends current production and cash flow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.
Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the commissioning of the second mill at Segovia, completed in June and ramping up in H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte Project (PSN) in Colombia, where studies are underway on a new, smaller scale development plan, with results expected in Q3 2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) is currently underway.
Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry, while strengthening operational stability for the Company.
Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.
Additional information is available at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.
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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Highlights | Key Performance Indicators

	Three months ended			Six months ended
Financial Information	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Gold revenue	200,231	154,142	114,170	354,373	219,360
Income from mining operations	91,991	59,985	29,838	151,976	55,151
EBITDA	31,546	39,655	30,791	71,201	53,177
Adjusted EBITDA	98,733	66,613	36,079	165,346	64,492

Net (loss) earnings[1]	(16,897)	2,368	5,713	(14,529)	4,969
Adjusted net earnings	47,762	27,227	12,739	74,989	18,100

Net (loss) earnings per share – basic ($)[1]	(0.09)	0.01	0.04	(0.08)	0.03
Adjusted net earnings per share – basic ($)	0.27	0.16	0.08	0.43	0.12

Sustaining capital	12,287	6,589	7,006	18,876	14,326
Growth and expansion capital	36,745	43,010	42,448	79,755	72,556

Operational Information
Gold produced (ounces)	58,652	54,763	49,216	113,415	99,983
Gold sold (ounces)	61,024	54,281	49,469	115,305	100,513
Average realized gold price ($ per oz sold)	3,281	2,840	2,308	3,073	2,182

Segovia Operations Results
Gold produced (ounces)	51,527	47,549	43,705	99,076	88,613
Gold sold (ounces)	53,751	47,390	43,366	101,141	88,654
AISC Margin - Total ($'000)	87,169	60,895	32,174	148,064	60,641
AISC ($ per oz gold sold) - Owner Mining	1,520	1,482	1,616	1,503	1,583
AISC Sales Margin - CMPs (%)	42%	41%	34%	41%	35%

Balance sheet, as at				June 30, 2025	December 31, 2024
Cash and cash equivalents				310,164	252,535
Total debt[2]				485,958	493,840
Net debt				175,794	241,305
Equity attributable to owners of the Company				930,126	798,571

1.Net earnings represents net earnings attributable to the shareholders of the Company.
2.The face value of long-term debt as of June 30, 2025 is shown as the principle amount of Senior Notes outstanding and the total number of Gold Notes outstanding at their par value.

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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q2 2025 Financial Highlights
•Gold revenue increased to $200.2 million, a 30% increase from $154.1 million in Q1 2025 and up 75% from $114.2 million in Q2 2024. The increase was driven by higher realized gold prices and increased sales volumes.
•Cash and cash equivalents increased to $310.2 million as at June 30, 2025, up from $239.8 million as at March 31, 2025. The increase was supported by:
◦$73.8 million in cash flow after sustaining capital and income taxes
◦$53.4 million of proceeds from ARIS.WT.A Listed Warrant exercises. In July 2025, the Company received an additional $60.5 million in cash proceeds from the exercise of these warrants. In total, 98.7% of the warrants were exercised, generating $114.8 million in proceeds.
•Non-Cash Loss on Warrant Liability Revaluation: A $45.5 million non-cash loss was recognized in Q2 2025 from fair value adjustments to the Company's warrant liability, valued at $40.8 million as of June 30, 2025. The fair value of the liability is directly correlated to the Company's share price, which increased by 38% during Q2 2025 (year-to-date: 82% increase). In July 2025, the Company received an additional $60.5 million in cash proceeds from exercises of these warrants. With these exercises and the July 29, 2025 expiry of the remaining outstanding warrants, the liability has been fully extinguished, removing a source of non-cash earnings volatility from future results.
•EBITDA totaled $31.5 million, compared to $39.7 million in Q1 2025 and $30.8 million in Q2 2024. This reflected higher income from mining operations offset by a non-cash loss on financial instruments.
•Adjusted EBITDA increased to $98.7 million, compared to $66.6 million in Q1 2025 and $36.1 million in Q2 2024, after normalizing for non-cash and non-recurring items. On a trailing 12-month basis, Adjusted EBITDA has reached $264.0 million.
•Growth capital investment of $36.7 million, supporting long-term expansion, primarily at the Marmato Bulk Mining Zone ($23.6 million) and Segovia ($6.9 million).
•Net earnings (loss) for Q2 2025 were $(16.9) million, compared to net earnings of $2.4 million in Q1 2025 and $5.7 million in Q2 2024. Net loss for Q2 2025 includes:
◦$77.6 million in income from operations
◦offset by a non-cash loss on financial instruments, and
◦income tax expense due to higher income from operations.
•Adjusted net earnings reached $47.8 million or $0.27 per share, up from $27.2 million or $0.16 per share in Q1 2025 and $12.7 million or $0.08 per share in Q2 2024.
Q2 2025 Operational Highlights
•Gold production totaled 58,652 ounces, a 7% increase compared to 54,763 ounces in Q1 2025, and up 19% from 49,216 ounces in Q2 2024. Production is expected to progressively increase in H2 2025 following the commissioning of the second mill at Segovia, completed in June 2025.
•Segovia Operations
◦Produced 51,527 ounces, supported by an average gold grade of 9.85 g/t, and gold recoveries of 96.1%.
◦AISC margin increased to $87.2 million, a 43% increase from Q1 2025 and a 171% increase over Q2 2024, reflecting higher realized gold prices and increased sales volumes. On a trailing 12-month basis, AISC margin has reached $250.4 million.
◦Owner-operated Mining AISC was $1,520 per ounce in Q2 2025 compared to $1,482 per ounce in Q1 2025, bringing the H1 2025 average to $1,503 per ounce, and tracking toward the lower end of the full-year 2025 guidance range of $1,450 to $1,600 per ounce.
◦Contract Mining Partners (CMP) sourced gold delivered AISC sales margin of 42%, contributing to a 41% margin for H1 2025. This is above the full-year 2025 guidance range of 35% to 40%.
◦Total AISC increased to $1,681 per ounce (Q1 2025: $1,570 per ounce), primarily due to higher gold prices, which increased costs related to material purchased from CMPs, as well as royalties and social contributions tied to gold sales.
•Marmato Narrow Vein Zone
◦Produced 7,125 ounces, consistent with Q1 2025 production of 7,214 ounces and 29% higher than Q2 2024, supported by stable throughput and improved recoveries.
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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•Strong cash generation funding growth
◦Operations generated $73.8 million in cash flow after sustaining capital and income taxes in Q2 2025, fully funding all growth and expansion initiatives.
◦After expansion capital, net cash flow totaled $37.1 million.
◦See Quarterly cash-flow summary on page 9 for additional cash flow analysis.
•Segovia Expansion milestones
◦Processing capacity expanded 50%, from 2,000 to 3,000 tpd with the second ball mill commissioned in June 2025, with new capacity to support increased gold production in H2 2025.
◦As underground development advances and mill feed from our contract mining partners increases, Segovia remains on track to produce 210,000 to 250,000 ounces this year and 300,000 ounces next year.
◦Q2 2025 non-sustaining capital expenditures of $6.9 million, including $1.8 million to support the processing plant expansion and $3.8 million in underground development.
•Marmato Bulk Mining Zone construction advancing
◦The Bulk Mining Zone is a large, porphyry-hosted gold-silver system characterized by large, continuous mineralized zones that support bulk underground mining methods. Extensive drilling has defined a large mineral resource, though the deposit remains open at depth and along strike.
◦Decline development to access the Bulk Mining Zone is underway and earthworks for the main substation are completed and the carbon-in-pulp (CIP) plant platforms are nearing completion.
◦Equipment deliveries continued through the quarter, including major components such as crushers, mills, and tailings filters.
◦The project remains on schedule with first ore and production ramp up expected in H2 2026.
•Marmato ASM Formalization Initiative
◦In July 2025, Aris Mining signed a Memorandum of Understanding (MOU) led by Colombia’s Ministry of Mines and Energy, and including the National Mining Agency (ANM), the Governor of Caldas, the Mayor of Marmato, CORPOCALDAS (the regional environmental authority), and other key community stakeholders.
◦The initiative is focused on accelerating the formalization of artisanal and small-scale miners (ASMs) operating in the Municipality of Marmato and represents a meaningful mutually beneficial gold production growth opportunity for Aris Mining and its future CMPs.
◦Aris Mining will contribute technical, operational, and environmental expertise and has offered milling capacity from our existing Narrow Vein Zone flotation plant to process ASM-sourced material.
◦Importantly, the areas covered by this MOU are entirely separate from the titles underlying the Narrow Vein Zone and the Bulk Mining Zone. The Bulk Mining Zone and Narrow Vein Zone will remain 100% owner operated and are not otherwise impacted by the formalization initiative.
•Soto Norte Project
◦Aris Mining holds a 51% joint venture interest in the Soto Norte Project (PSN) in Colombia and serves as the project operator.
◦The Company is advancing a new Pre-Feasibility Study (PFS), evaluating a smaller-scale, higher-grade underground development with a reduced environmental impact and incorporating processing options designed to support local small-scale miners.
◦The PFS remains on track for completion in Q3 2025.
◦Upon completion of the PFS, Aris Mining intends to finalize and submit the required studies to apply for an environmental license for the development of Soto Norte.
◦Q2 2025 capital expenditures of $3.4 million on technical and environmental studies.
•Toroparu Project
◦The Toroparu Project is a 100%-owned, exploration-stage open pit gold project in Guyana.
◦A PEA is underway to evaluate updated development options. Following the March 2023 mineral resource update, Aris Mining completed infrastructure optimization studies that strengthen the development plan.
◦The PEA is expected to be completed in Q3 2025.
◦Q2 2025 capital expenditures of $2.7 million on technical studies.

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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Summary of Quarterly Results

	For the three months ended,
Quarterly results	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023

Gold produced (ounces)	58,652	54,763	57,364	53,608	49,216	50,767	61,052	60,193
Gold sold (ounces)	61,024	54,281	56,334	53,769	49,469	51,044	62,083	59,040
Revenue	203,456	157,528	151,076	134,723	117,185	107,620	124,983	116,469
Income from mining operations	91,991	59,985	54,129	37,982	29,838	25,313	38,215	34,563
EBITDA	31,546	39,655	66,602	27,764	30,791	22,386	19,690	40,179
Adjusted EBITDA	98,733	66,613	55,575	43,039	36,079	28,413	38,208	41,576
Net earnings (loss)	(16,897)	2,368	21,687	(2,074)	5,713	(744)	(5,944)	13,833
Adjusted earnings (loss)	47,762	27,227	24,659	13,092	12,739	5,361	10,353	14,431
Earnings (loss) per share – basic ($/share)	(0.09)	0.01	0.13	(0.01)	0.04	(0.01)	(0.04)	0.10
Earnings (loss) per share – diluted ($/share)	(0.09)	0.01	0.02	(0.01)	0.04	(0.01)	(0.04)	0.10
Adjusted earnings per share - basic ($/share)	0.27	0.16	0.14	0.08	0.08	0.04	0.08	0.11
Over the last eight quarters, income from mining operations has ranged from $25.3 million to $92.0 million, primarily driven by quarterly gold sales volumes of between 49,000 and 62,000 ounces. Total revenue in Q2 2025 reached a record $203.5 million, a 29% increase from the previous high of $157.5 million in Q1 2025. The revenue growth reflects both higher realized gold prices and increased quantities of gold sold.

Stronger revenue and improved production performance led to income from mining operations of $92.0 million in Q2 2025, up 53% from $60.0 million in Q1 2025 and 208% higher than $29.8 million in Q2 2024. EBITDA was $31.5 million, down 20% as compared to Q1 2025 due to a higher loss on financial instruments. Adjusted EBITDA rose to $98.7 million in Q2 2025, a 48% increase from $66.6 million in Q1 2025.

Net earnings (loss) were $(16.9) million in Q2 2025, down from net earnings of $2.4 million in Q1 2025, due to a higher loss on financial instruments and increased income tax expense. However, adjusted earnings improved to $47.8 million ($0.27 per share), up from $27.2 million ($0.16 per share) in Q1 2025, demonstrating strong underlying operational performance and a favourable gold price environment.

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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Quarterly Cash Flow Summary1

	Three months ended			Six months ended
	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Gold revenue[2]	$200,231	$154,142	$114,170	$354,373	$219,360

Total cash cost	(83,166)	(72,730)	(69,775)	(155,896)	(134,586)
Royalties[2]	(7,583)	(6,359)	(4,204)	(13,942)	(8,296)
Social contributions[2]	(5,562)	(4,334)	(2,271)	(9,896)	(5,726)
Sustaining capital	(12,287)	(6,589)	(7,006)	(18,876)	(14,326)
Sustaining lease payments	(423)	(480)	(364)	(903)	(870)
All in sustaining cost (AISC)	(109,021)	(90,492)	(83,620)	(199,513)	(163,804)

AISC margin	91,210	63,650	30,550	154,860	55,556

Taxes paid[2]	(42,244)	(5,121)	(8,497)	(47,365)	(8,497)
General and administration expense[2]	(5,187)	(4,106)	(2,053)	(9,293)	(6,260)
Decrease (increase) in VAT receivable	30,813	(11,761)	(8,345)	19,052	(17,435)
Other changes in working capital	(1,718)	(11,685)	(687)	(13,403)	(20,746)
Impact of foreign exchange rate changes on cash and equivalents[2]	925	768	(2,240)	1,693	(2,562)
After-tax adjusted sustaining margin	73,799	31,745	8,728	105,544	56

Expansion and growth capital expenditure
Segovia Operations	(6,930)	(6,368)	(16,284)	(13,298)	(27,307)
Marmato Bulk Mining Zone	(23,628)	(29,661)	(19,143)	(53,289)	(34,008)
Marmato Narrow Vein Zone	—	—	(1,046)	—	(3,324)
Toroparu Project	(2,741)	(2,411)	(2,079)	(5,152)	(4,018)
Soto Norte Project and Other	(3,446)	(4,570)	(3,896)	(8,016)	(3,899)
Total expansion and growth capital	(36,745)	(43,010)	(42,448)	(79,755)	(72,556)

Financing and other costs
Proceeds from warrant and option exercises[2]	57,670	5,197	16,827	62,867	24,498
Repayment of Gold Notes[2]	(4,063)	(3,941)	(3,695)	(8,004)	(7,389)
Net transaction costs from Soto Norte Acquisition	—	—	(834)	—	(834)
Capitalized interest paid (net)[2]	(5,802)	(5,031)	(3,549)	(10,833)	(6,143)
Repayment of convertible debenture[2]	—	—	(1,325)	—	(1,325)
Interest paid[2]	(18,000)	—	35	(18,000)	(10,563)
Finance Income[2]	3,474	2,336	1,691	5,810	3,937
Total financing and other costs	33,279	(1,439)	9,150	31,840	2,181

Contributions to investment in associate[2]	—	—	(1,270)	—	(2,646)
Net change in cash[2]	70,333	(12,704)	(25,840)	57,629	(72,965)
Opening cash balance at beginning of period[2]	239,831	252,535	147,497	252,535	194,622
Closing cash balance at end of period[2]	310,164	239,831	121,657	310,164	121,657
1.This Quarterly Cash Flow Summary is comprised of certain Non-GAAP financial measures. Refer to the Non-GAAP Financial Measures section of this MD&A for further information.
2.As presented in the Financial Statements and notes for the respective periods.

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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
After-tax adjusted sustaining margin
Q2 2025 compared to Q1 2025
After-tax adjusted sustaining margin was $73.8 million in Q2 2025, compared to $31.7 million in Q1 2025, driven by the following factors:
•AISC margin increased 43% as a result of a higher realized gold price of $3,281 per ounce and increased ounces sold (61,024 ounces in Q2 2025 vs. 54,281 ounces in Q1 2025).
•The Company received $38.7 million which led to a net VAT recovery of $30.8 million in Q2 2025, compared to $11.8 million build-up in Q1 2025. Of the amount recovered, $38.7 million was applied to the 2024 Colombia corporate income tax settlement.
•Taxes paid totaled $42.2 million in Q2 2025, up $37.1 million from Q1 2025, primarily due to the timing of the 2024 Colombia income tax settlement.
•Other working capital movements reflected a build-up in inventories, consistent with higher production volumes and procurement activity to support the Segovia ramp-up. Accounts receivable also increased due to higher gold revenues, consistent with normal collection timing differences.
Q2 2025 compared to Q2 2024
After-tax adjusted sustaining margin increased to $73.8 million in Q2 2025 from $8.7 million in Q2 2024, driven by the following factors:
•AISC margin increased 199% due to a higher realized gold price of $3,281 per ounce in Q2 2025 (vs $2,308 per ounce in Q2 2024) and increased ounces sold.
•VAT recoveries were $30.8 million in Q2 2025, up from $8.3 million in Q2 2024 primarily due to the timing of recoveries.
•Taxes paid totaled $42.2 million in Q2 2025, primarily reflecting the settlement of the 2024 Colombia income tax obligation.
•Other working capital movements resulted in an outflow of $1.7 million in Q2 2025, compared to $0.7 million in Q2 2024, primarily reflecting normal timing differences in the settlement of receivables and payables.
H1 2025 compared to H1 2024
After-tax adjusted sustaining margin increased to $105.5 million in H1 2025 from negative $0.1 million in H1 2024, driven by the following factors:
•AISC margin increased 179%, reflecting a higher realized gold price of $3,073 per ounce (vs $2,182 per ounce in H1 2024) and increased ounces sold.
•VAT recoveries increased by $19.1 million in H1 2025, compared to a $17.4 million increase in H1 2024, reflecting timing differences in VAT recoveries and accruals.
•Taxes paid totaled $47.4 million in H1 2025, compared to $8.5 million in H1 2024. The increase reflects the timing of income tax payments, as 2023 taxes were not paid until Q4 2024.
•Other working capital movements resulted in an outflow of $13.4 million in H1 2025, compared to $20.7 million outflow in H1 2024. The prior year’s movements primarily reflected timing changes in accounts payable and accrued liabilities.
Expansion and growth capital
Growth and expansion capital expenditures were directed toward key development priorities:
•Marmato Bulk Mining Zone: $23.6 million was invested in Q2 2025 and $53.3 million in H1 2025 to advance underground development, including decline advancement, completion of earthworks for the main substation and CIP plant platforms, and ongoing civil works for the process plant. Equipment deliveries included major components such as crushers, mills, and tailings filters.
•Segovia Operations: $6.9 million in Q2 2025 and $13.3 million in H1 2025 were spent on underground mine development and installation and commissioning of a second ball mill at Segovia. The new mill was commissioned in June 2025, increasing total processing capacity by 50% to 3,000 tpd.
•Toroparu and Soto Norte: $6.2 million was invested in Q2 2025 and $13.2 million in H1 2025 in technical studies at Toroparu, and to the redesigned smaller-scale underground project at Soto Norte.
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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total financing and other costs
Financing and other net cash flows resulted in a net inflow of $33.3 million during Q2 2025 and $31.8 million in H1 2025:
•ARIS.WT.A Listed Warrant exercises generated $53.4 million in proceeds in Q2 2025 for a total of $54.5 million in H1 2025.
•Options exercises generated $4.3 million in proceeds in Q2 2025 and $4.3 million in H1 2025.
•Gold Note principal repayments totaled $4.1 million in Q2 2025 and $8.0 million in H1 2025.
•Gold Note premium and interest payments totaled $5.8 million in Q2 2025 and $10.8 million in H1 2025.
•2029 Senior Note interest payments were $18.0 million in Q2 2025 and $18.0 million H1 2025.

The Company remains focused on disciplined capital deployment. Strong cash flow generation and cash position continue to support its capital investment programs while maintaining balance sheet flexibility.

                                                Page | 11

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Segovia Operations
The Segovia Operations are 100% owned by the Company and are located in a historic mining district of Colombia. The operations include four underground mines and two processing facilities:
•a conventional processing facility, previously operating at 2,000 tpd, was expanded to 3,000 tpd in June 2025 and produces doré.
•A 200 tpd polymetallic processing plant that recovers lead and zinc concentrates from process tailings.

In H1 2025, approximately 41% of the gold sold was produced from mill feed purchased from CMPs, sourced from both within and outside of the Company’s mining titles.

	Three months ended			Six months ended
Operating Information	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Tonnes processed (t)	167,960	167,150	155,912	335,110	310,337
Tonnes per day (tpd)	1,976	1,966	1,834	1,971	1,826
Average gold grade processed (g/t)	9.85	9.37	9.14	9.61	9.28
Recoveries (%)	96.1%	96.1%	96.0%	96.1%	95.6%
Gold produced (ounces)	51,527	47,549	43,705	99,076	88,613
Gold sold (ounces)	53,751	47,390	43,366	101,141	88,654
Financial Information
Gold revenue ($'000s)	177,551	135,310	100,302	312,861	193,691
Average realized gold price ($/ounce sold)	$3,303	$2,855	$2,313	$3,093	$2,186

Owner Mining costs	23,228	19,291	17,187	42,519	34,118
CMP material purchases	29,157	26,656	28,667	55,813	50,853
Processing costs	7,412	7,430	6,536	14,842	12,497
Administration and security costs	10,422	10,124	8,120	20,546	17,581
Change in finished goods and stockpile inventory	961	(929)	(1,306)	32	(904)
By-product and concentrate revenue	(2,798)	(3,073)	(2,862)	(5,871)	(5,180)
Total cash costs	68,382	59,499	56,342	127,881	108,965
Cash cost per ounce sold	$1,272	$1,256	$1,299	$1,264	$1,229

Royalties	5,539	4,519	3,078	10,058	6,086
Social contributions	5,177	4,061	2,120	9,238	4,409
Sustaining capital	10,861	5,856	6,224	16,717	12,720
Sustaining lease payments	423	480	364	903	870
All-in sustaining costs	90,382	74,415	68,128	164,797	133,050
All-in sustaining cost per ounce sold (Combined OMP and CMP)	$1,681	$1,570	$1,571	$1,629	$1,501

AISC Margin	87,169	60,895	32,174	148,064	60,641

Production
Q2 2025 compared to Q1 2025
Gold production totaled 51,527 ounces, up 8% as compared to Q1 2025, primarily as a result of higher gold grades and consistent gold recovery rates of 96.1%. The Segovia Operations delivered steady mill throughput in Q2 2025, processing 167,960 tonnes at 1,976 tpd, consistent with Q1 2025.

Q2 2025 compared to Q2 2024
Gold production increased by 18% compared to Q2 2024, driven by an 8% increase in tonnes processed and an 8% improvement in head grade. The higher throughput reflects increased plant availability, supporting consistent daily processing rates of 1,976 tpd up from 1,834 tpd in the prior-year period.
                                                Page | 12

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
H1 2025 compared to H1 2024
Gold production totaled 99,076 ounces in H1 2025, an increase of 12% compared to 88,613 ounces in H1 2024. The improvement reflects an 8% increase in average daily throughput to 1,971 tpd, up from 1,826 tpd, along with higher average head grades of 9.61 g/t (H1 2024 – 9.28 g/t) and improved recovery rates of 96.1% (H1 2024 – 95.6%).

Gold Revenue
Q2 2025 compared to Q1 2025
Gold revenue in Q2 2025 was $177.6 million, up 31% from Q1 2025, reflecting a 16% increase in the average realized gold prices and a 13% increase in ounces sold.

Q2 2025 compared to Q2 2024
Gold revenue increased 77% compared to Q2 2024, driven by a 43% increase in average realized gold prices and a 24% increase in gold ounces sold.

H1 2025 compared to H1 2024
Gold revenue totaled $312.9 million in H1 2025, up 62% from $193.7 million in H1 2024, reflecting a 42% increase in the average realized gold price to $3,093 per ounce and a 14% increase in gold ounces sold.

Segovia - Owner Mining and CMPs

	Three months ended			Six months ended
Operating Information	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Owner Mining
Gold produced (ounces)	31,377	27,053	20,340	58,430	42,597
Gold sold (ounces)	32,685	26,963	20,183	59,648	42,628
Cash cost ($ per oz sold)	1,047	1,123	1,222	1,081	1,206
AISC ($ per oz sold)	1,520	1,482	1,616	1,503	1,583
AISC margin ($'000)	57,832	37,035	14,076	94,867	25,499

CMPs
Gold produced (ounces)	20,150	20,496	23,365	40,646	46,016
Gold sold (ounces)	21,066	20,427	23,183	41,493	46,026
Cash cost ($ per oz sold)	1,622	1,431	1,367	1,528	1,251
AISC ($ per oz sold)	1,931	1,687	1,532	1,811	1,425
AISC sales margin (%)	42%	41%	34%	41%	35%
AISC margin ($'000)	29,337	23,860	18,098	53,197	35,142

Total AISC Margin ($’000)	87,169	60,895	32,174	148,064	60,641

Cash Costs
Q2 2025 compared to Q1 2025
Combined Owner Mining and CMP cash costs at the Segovia Operations averaged $1,272 per ounce in Q2 2025, compared to $1,256 per ounce in Q1 2025. The increase in combined cash costs were driven by higher average gold prices, which increased the cost of mill feed purchased from CMPs.
•Owner Mining: Cash costs averaged $1,047 per ounce, a 7% decrease from Q1 2025. The decrease reflects steady operating costs spread over a higher volume of gold ounces sold, resulting in a lower per-ounce unit cost.
•CMPs: Cash costs were $1,622 per ounce, up 13% from Q1 2025. The increase was primarily driven by a higher purchase price for mill feed due to a 16% increase in gold price as compared to Q1 2025.

                                                Page | 13

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q2 2025 compared to Q2 2024
Combined Owner Mining and CMP cash costs at Segovia averaged $1,272 per ounce in Q2 2025, a slight decrease compared to $1,299 per ounce in Q2 2024. The decrease was primarily driven by a higher volume of gold ounces sold. In addition, the 7% depreciation of the Colombian peso (COP) as compared to Q2 2024 against the USD provided a favourable foreign exchange impact, lowering the USD-equivalent of local operating costs.
•Owner Mining: Cash costs were $1,047 per ounce, down 14% from $1,222 per ounce in Q2 2024. The improvement reflects increased production and sales volumes, as well as the favourable foreign exchange impact.
•CMPs: Cash costs rose 19% to $1,622 per ounce, compared to $1,367 per ounce in Q2 2024. The increase reflects higher prices paid for purchased mill feed, consistent with the 43% increase in average realized gold prices, as CMP payments are linked to prevailing market prices.
H1 2025 compared to H1 2024
Combined Owner Mining and CMP cash costs at Segovia averaged $1,264 per ounce in H1 2025, compared to $1,229 per ounce in H1 2024. The increase primarily reflects a 42% rise in average realized gold prices, which contributed to increased costs for purchased mill feed from CMPs, partially offset by a favourable foreign exchange impact, as the COP depreciated against the USD during the period.
•Owner Mining: Cash costs decreased to $1,081 per ounce in H1 2025 from $1,206 per ounce in H1 2024. The improvement reflects a 40% increase in gold ounces sold, rising from 42,628 to 59,648 ounces.
•CMPs: Cash costs increased 22% to $1,528 per ounce, compared to $1,251 per ounce in H1 2024. The increase primarily reflects higher gold prices, which elevated the cost of purchased mill feed. Unit costs were also impacted by lower gold ounces sold, which declined from 46,026 ounces in H1 2024 to 41,493 ounces in H1 2025.
All-In Sustaining Costs and Margin
Q2 2025 compared to Q1 2025
AISC at the Segovia Operations, combining Owner Mining and CMPs, averaged $1,681 per ounce in Q2 2025, a 7% increase from $1,570 per ounce in Q1 2025. The increase was primarily driven by increased sustaining capital expenditures which rose by 85%, in line with the mine plan, and higher social contributions, which are linked under a stepped rate framework to the prevailing gold price which is consistent with the 31% quarter-over-quarter growth in revenue.
Despite the increase in costs, AISC margin expanded to $87.2 million, up 43% from $60.9 million in Q1 2025, supported by a higher realized gold price.
•Owner Mining: AISC averaged $1,520 per ounce, up 3% from $1,482 per ounce in Q1 2025. The increase reflects higher sustaining capital investments, including infill drilling of $2.5 million and underground development of $4.7 million. Owner Mining AISC margin rose 56% to $57.8 million, benefiting from stronger pricing and improved production volumes.
•CMPs: AISC averaged $1,931 per ounce, up 14% from $1,687 per ounce in Q1 2025. The increase reflects higher mill feed costs, consistent with elevated gold prices, and allocated sustaining capital. CMP AISC margin also improved, with the partnership model delivering a 42% sales margin.
Q2 2025 compared to Q2 2024
Combined AISC at Segovia increased 7% to $1,681 per ounce, compared to $1,571 per ounce in Q2 2024. This is primarily due to higher sustaining capital, royalties, and social contributions, which increased costs in Q2 2025 due to the increased average realized gold price of 42% as compared to Q2 2024.
Despite the increase in AISC, the AISC margin more than doubled to $87.2 million, up from $32.2 million in Q2 2024, supported by a combination of stronger realized gold prices and higher production volumes.
•Owner Mining: AISC decreased 6% to $1,520 per ounce, from $1,616 per ounce in Q2 2024. The improvement was driven by higher ounces sold and a favourable foreign exchange impact, which helped offset increased
                                                Page | 14

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
mining costs. Owner Mining AISC margin rose to $57.8 million, up significantly from $14.1 million in the prior-year quarter.
•CMPs: AISC increased 26% to $1,931 per ounce, compared to $1,532 per ounce in Q2 2024, reflecting the same cost dynamics discussed earlier. Despite lower ounces sold, CMP AISC margin improved by $11.2 million, delivering a robust 42% sales margin.
H1 2025 compared to H1 2024
Combined AISC at Segovia averaged $1,629 per ounce in H1 2025, up from $1,501 per ounce in H1 2024. The increase was primarily driven by higher royalties, social contributions, and sustaining capital expenditures, all of which scaled in line with the growth in gold revenue.
Despite the increase in unit costs, AISC margin more than doubled, reaching $148.1 million, compared to $60.6 million in H1 2024, supported by higher realized gold prices and stronger production performance.
•Owner Mining: AISC averaged $1,503 per ounce, down from $1,583 per ounce in H1 2024. The improvement reflects higher gold ounces sold and a favourable foreign exchange impact, which more than offset the increase in sustaining capital. Owner Mining AISC margin increased sharply to $94.9 million, from $25.5 million in the prior year.
•CMPs: AISC increased to $1,811 per ounce, compared to $1,425 per ounce in H1 2024. The increase was driven by higher gold prices, which elevated mill feed costs, and higher allocated sustaining capital. Despite the cost increase, CMP AISC margin improved to $53.2 million, from $35.1 million in H1 2024.
Growth and Expansion
Non-sustaining capital expenditures at Segovia totaled $6.9 million in Q2 2025, including $1.8 million for the installation and commissioning of the second ball mill and $3.8 for mine development. This builds on the $6.4 million invested in Q1 2025.

                                                Page | 15

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Marmato Narrow Vein Zone
The Marmato Complex is 100% owned by the Company and located in a historic mining district of Colombia. It comprises two distinct zones:
•The Narrow Vein Zone is an underground mine currently in operation, supported by a 1,000 tpd processing facility that produces doré.
•The Bulk Mining Zone, located directly below the Narrow Vein Zone, is currently under construction. It will consist of a large-scale underground mine and a dedicated 5,000 tpd CIP processing plant, which will also produce doré.

	Three months ended			Six months ended
Operating Information	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Tonnes processed (t)	73,490	74,050	61,000	147,540	123,421
Average gold grade processed (g/t)	3.35	3.32	3.18	3.33	3.23
Recoveries (%)	90.2%	91.7%	89.2%	90.9%	89.7%
Gold produced (ounces)	7,125	7,214	5,511	14,339	11,370
Gold sold (ounces)	7,273	6,891	6,103	14,164	11,859
Gold revenue	22,680	18,832	13,657	41,512	25,458
Average realized gold price	3,118	2,733	2,272	2,931	2,161
Production
Q2 2025 compared to Q1 2025
Gold production was stable at 7,125 ounces, in line with the 7,214 ounces produced in Q1 2025. The marginal decrease reflects slightly lower tonnes processed and a reduction in recovery rates to 90.2% from 91.7%, partially offset by an increase in average gold grade to 3.35 g/t.

Q2 2025 compared to Q2 2024
Gold production increased 29% year-over-year, supported by a 20% increase in tonnes processed and higher average grade (3.35 g/t vs. 3.18 g/t). The increase in output is attributable to enhanced operational efficiency and stable mill performance during the period.

H1 2025 compared to H1 2024
Gold production for H1 2025 reached 14,339 ounces, compared to 11,370 ounces produced during H1 2024. This reflects higher throughput in H1 2025.
Gold Revenue
Q2 2025 compared to Q1 2025
Gold revenue totaled $22.7 million, a 20% increase from $18.8 million in Q1 2025. The increase was driven by a 6% rise in ounces sold and a 14% improvement in the average realized gold price, which reached $3,118 per ounce in Q2 2025.

Q2 2025 compared to Q2 2024
Gold revenue increased to $22.7 million from $13.7 million, reflecting a 37% increase in the average realized gold price and a 19% increase in ounces sold. The higher sales volumes were supported by improved production levels, driven by stable mill performance and consistent plant availability.

H1 2025 compared to H1 2024
For the six month period, gold revenue reached $41.5 million, up from $25.5 million in H1 2024. The increase was primarily due to a 19% rise in ounces sold and a higher average realized gold price of $2,931 per ounce, compared to $2,161 per ounce in H1 2024.

                                                Page | 16

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Review of Financial Results

	Three months ended			Six months ended
($’000)	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Revenue	203,456	157,528	117,185	360,984	224,805

Cost of sales	(93,974)	(82,475)	(76,994)	(176,449)	(148,327)
Depreciation and depletion	(11,929)	(10,734)	(8,082)	(22,663)	(15,601)
Social contributions	(5,562)	(4,334)	(2,271)	(9,896)	(5,726)
Income from mining operations	91,991	59,985	29,838	151,976	55,151

General and administrative costs	(5,187)	(4,106)	(2,053)	(9,293)	(6,260)
Gain (loss) from equity accounting in investees	—	(14)	(2,301)	(14)	(2,852)
Share-based compensation	(8,136)	(3,784)	(1,373)	(11,920)	(3,215)
Other income (expenses)	(1,090)	(535)	(2,469)	(1,625)	(2,681)
Income from operations	77,578	51,546	21,642	129,124	40,143

Gain (loss) on financial instruments	(50,737)	(16,628)	(6,144)	(67,365)	(9,886)
Finance income	3,474	2,336	1,691	5,810	3,937
Finance costs	(10,833)	(10,037)	(6,496)	(20,870)	(13,299)
Foreign exchange gain (loss)	(7,224)	(5,997)	7,211	(13,221)	7,319
Income before income tax	12,258	21,220	17,904	33,478	28,214

Income taxes
Current	(31,919)	(18,333)	(9,941)	(50,252)	(19,310)
Deferred	2,720	323	(2,250)	3,043	(3,935)
	(29,199)	(18,010)	(12,191)	(47,209)	(23,245)

Net income (loss)	(16,941)	3,210	5,713	(13,731)	4,969

Net earnings (loss) attributable to:
Owners of the Company	(16,897)	2,368	5,713	(14,529)	4,969
Non-controlling interest	(44)	842	—	798	—
	(16,941)	3,210	5,713	(13,731)	4,969

(Loss) earnings per share - basic	(0.09)	0.01	0.04	(0.08)	0.03
Weighted average number of outstanding common shares - basic	179,836,208	171,622,649	151,474,859	175,752,115	144,928,253
(Loss) earnings per share - diluted	(0.09)	0.01	0.04	(0.08)	0.03
Weighted average number of outstanding common shares - diluted	179,836,208	172,299,011	152,353,037	175,752,115	145,619,410

Revenue
Q2 2025 compared to Q1 2025
Revenue increased 29% to $203.5 million, up from $157.5 million in Q1 2025. The increase was primarily driven by a 16% increase in the average realized gold price, which rose to $3,281 per ounce, and a 12% increase in gold ounces sold.
                                                Page | 17

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q2 2025 compared to Q2 2024
Revenue rose 74% from $117.2 million in Q2 2024 to $203.5 million in Q2 2025. The increase was attributable to a 42% improvement in the average realized gold price, up from $2,308 to $3,281 per ounce, combined with a 23% increase in gold ounces sold, reflecting stronger operational performance across both Segovia and Marmato.
H1 2025 compared to H1 2024
Revenue for the first half of 2025 increased 61% to $361.0 million, compared to $224.8 million in H1 2024. This growth was driven by a 39% increase in the average realized gold price, which rose from $2,182 per ounce in H1 2024 to $3,073 per ounce in H1 2025, as well as a 15% increase in gold ounces sold during the period.
Cost and expenses
Cost of Sales
Q2 2025 compared to Q1 2025
Cost of sales increased 14% to $94.0 million, up from $82.5 million in Q1 2025. The increase was primarily driven by a 12% increase in ounces sold, which resulted in higher processing, mining, and security costs. In addition, royalty payments increased, and the cost of purchased mill feed rose, reflecting higher prices paid to CMPs. This is consistent with the 16% increase in the average realized gold price, as CMP payments are linked to prevailing market prices.
Q2 2025 compared to Q2 2024
Cost of sales rose 22% from $77.0 million in Q2 2024 to $94.0 million in Q2 2025. The increase reflects a 12% increase in total ounces sold, as well as higher payments for purchased material. The average realized gold price increased 42% compared to the prior year period. Processing and mining costs increased with the higher throughput, though partially offset by improved cost efficiencies. Royalties rose by $3.4 million, consistent with the stronger gold price and higher sales volumes.
H1 2025 compared to H1 2024
Cost of sales increased 19% to $176.4 million, from $148.3 million in H1 2024. The increase was primarily due to higher production and sales volumes, with 12,487 more ounces sold year-over-year. CMP material costs rose by 10%, reflecting higher gold-linked payments, while improved processing efficiency helped mitigate unit cost pressures. Royalty payments increased by approximately $4.0 million, consistent with the 61% increase in revenue during the period.
Depreciation and Depletion
Q2 2025 compared to Q1 2025
Depreciation and depletion totaled $11.9 million in Q2 2025, up 11% from Q1 2025. The increase reflects a higher depletable cost base due to additional sustaining capital investments of $12.3 million during the quarter, along with an 7% increase in production. The expense continues to reflect the units-of-production method applied across operations.
Q2 2025 compared to Q2 2024
Depreciation and depletion increased 48% from $8.1 million in Q2 2024. The increase reflects a higher depletable cost base, following continued investment in mining interests and infrastructure, as well as higher production volumes, up 19% as compared to Q2 2024.
H1 2025 compared to H1 2024
Depreciation and depletion totaled $22.7 million in H1 2025, compared to a $15.6 million loss during H1 2024. The increase is primarily due to production increases across both operations and high depletable cost base.
Social Contributions
Q2 2025 compared to Q1 2025
Social contributions totaled $5.6 million in Q2 2025, a 28% increase from Q1 2025. The increase reflects the stepped-rate framework under which contributions are calculated, which links payments to prevailing gold prices and production volumes. The 30% growth in gold revenue, driven by a higher realized gold price and increased ounces sold directly led to the increase in contributions.
                                                Page | 18

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q2 2025 compared to Q2 2024
Social contributions increased by $3.3 million compared to Q2 2024, consistent with the year-over-year growth in gold revenue due to higher gold prices and sales volumes.
H1 2025 compared to H1 2024
For the six month period, social contributions rose 73% to $9.9 million, driven by higher realized gold prices and increased gold sales volumes, consistent with the revenue growth over the same period.
Share based compensation
Q2 2025 compared to Q1 2025
The company recognized share based compensation expense totaling $8.1 million during Q2 2025, up by 115% compared to Q1 2025. The increase was primarily driven by the revaluation of the Company's cash-settled performance share units (PSUs), which are fair valued and increased in value in line with the Company's share price.
Q2 2025 compared to Q2 2024
Share based compensation increased by $6.8 million when compared to Q2 2024 primarily due to the revaluation of the Company's PSUs during the quarter.
H1 2025 compared to H1 2024
During the six month period ended June 30, 2025, share based compensation totaled $11.9 million as compared to $3.2 million for the same period in 2024. The increase was primarily due to the higher fair value of outstanding PSUs, reflecting the Company's stronger share price performance in 2025, as well as a higher number of units outstanding relative to the prior year.
Gain (loss) on financial instruments
The major components of the gain (loss) on financial instruments for the current and prior periods are outlined below:

	Three months ended			Six months ended
	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Financial Assets
Investment in Denarius	(508)	(787)	(889)	(1,295)	465
Denarius convertible debenture	758	553	(608)	1,311	1,287
Denarius warrants	(75)	2	(1)	(73)	(169)
Embedded derivative 2029 Senior Notes	859	3,316	—	4,175	—
Other gain (loss) on financial instruments	2	(3)	1	(1)	(1)
	1,036	3,081	(1,497)	4,117	1,582
Financial Liabilities
Gold Notes	(6,262)	(5,125)	(5,321)	(11,387)	(7,360)
Convertible debenture	—	—	62	—	565
Unlisted Warrants	—	—	147	—	186
ARIS.WT.A Listed Warrants	(45,511)	(14,584)	465	(60,095)	(4,859)
	(51,773)	(19,709)	(4,647)	(71,482)	(11,468)
Total gain (loss) on financial instruments	$(50,737)	$(16,628)	$(6,144)	$(67,365)	$(9,886)
Q2 2025 compared to Q1 2025
Aris Mining holds financial instruments that are recognized at fair value through profit and loss. In Q2 2025, the Company recognized a $50.7 million loss on financial instruments compared to a $16.6 million loss in Q1 2025. The loss was primarily driven by a significant appreciation in the Company's share price which led to a 205% increase in the market price of ARIS.WT.A Listed Warrants, resulting in a $45.5 million loss recorded on the fair value adjustment to the warrant liability.
Further, the Company incurred a $6.3 million loss on the Cboe Canada listed Gold Notes. The valuation of the Gold Notes incorporates credit spreads, risk-free rates, volatility, and gold future prices. The primary driver of the fair-value adjustment in Q2 2025 was the 15% increase in gold prices.

                                                Page | 19

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q2 2025 compared to Q2 2024
The loss on financial instruments increased from $6.1 million in Q2 2024 to $50.7 million primarily due to the significant appreciation in the Company's share price which led to the increase in market price of the ARIS.WT.A Listed Warrants, resulting in an increase in their fair value as a liability.
H1 2025 compared to H1 2024
The Company recognized a $67.4 million loss on financial instruments in H1 2025, compared to a $9.9 million loss in H1 2024. The higher loss was primarily driven by fair value adjustments on the ARIS.WT.A Listed Warrants and Gold Notes, reflecting the impact of changes in the fair value of warrants and gold prices during the period. This was partially offset by a fair value gain recorded for the embedded derivative on the 2029 Senior Notes.
Finance costs
Q2 2025 compared to Q1 2025
Finance costs in Q2 2025 were consistent with Q1 2025 at $10.8 million. The current quarter reflects a normalized interest expense structure following the refinancing activities in 2024.
Q2 2025 compared to Q2 2024
Finance costs increased 67% from $6.5 million as compared to Q2 2024. The year-over-year increase reflects the impact of $450 million in debt (2029 Senior Notes) raised in Q4 2024 to refinance the $300 million (2026 Senior Notes). The 2029 Senior Notes also carry a higher coupon rate compared to the previous 2026 Senior Notes.
H1 2025 compared to H1 2024
Finance costs for the six months ended June 30, 2025 increased 57% from $13.3 million in H1 2024. The year-over-year increase reflects the impact of $450 million in debt (2029 Senior Notes) raised in Q4 2024 to refinance the $300 million (2026 Senior Notes). The 2029 Senior Notes also carry a higher coupon rate compared to the previous 2026 Senior Notes.
Foreign exchange loss (gain)
Q2 2025 compared to Q1 2025
Aris Mining recorded a foreign exchange loss of $7.2 million in Q2 2025, compared to a loss of $6.0 million in Q1 2025. The $1.2 million quarter-over-quarter difference was due to the appreciation of the COP against the USD during the quarter. This movement resulted in translation losses on USD-denominated monetary assets and liabilities held within subsidiaries whose functional currency is the COP.
Q2 2025 compared to Q2 2024
The foreign exchange loss of $7.2 million in Q2 2025 compares to a gain of $7.2 million in Q2 2024. This change is primarily attributable to the appreciation of the COP during the current quarter as compared to a depreciation in Q2 2024, which reduced the USD value of monetary balances held in COP-functional entities, leading to translation losses.
H1 2025 compared to H1 2024
The Company recorded a foreign exchange loss of $13.2 million in H1 2025 compared to a gain of $7.3 million in H1 2024. This change is primarily attributable to the appreciation of the COP during the year as compared to a depreciation in 2024, which reduced the USD value of monetary balances held in COP-functional entities, leading to translation losses.
Income tax (expense) recovery
Q2 2025 compared to Q1 2025
Income taxes totaled $29.2 million in Q2 2025 resulting in a 62% increase from Q1 2025 primarily due to the increase in income from mining operations.
Q2 2025 compared to Q2 2024
Income taxes increased by $17.0 million as compared to Q2 2024, driven by higher income from mining operations due to higher realized gold prices and higher gold ounces sold.
H1 2025 compared to H1 2024
Income taxes increased by 103% to $47.2 million as compared to H1 2024, driven by higher income from mining operations due to higher realized gold prices and higher gold ounces sold.
                                                Page | 20

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Condition, Liquidity and Capital Resources
Working capital
The Company continues to maintain a strong liquidity position, and with the combination of operating cash flows from the Segovia Operations and remaining milestone payments from WPMI, there is sufficient cash available to fund operating activities, expansion projects, and strategic initiatives, including the advancement of the Marmato Expansion, and study work at Soto Norte and Toroparu.

As at June 30, 2025, the Company held a working capital surplus, defined as current assets minus current liabilities, of $216.5 million (Q4 2024 - $216.3 million), underpinned by a cash balance of $310.2 million. Cash and cash equivalents increased by $57.6 million during H1 of 2025. The increase primarily reflects stronger operating cash flow resulting from higher gold sales, proceeds from the exercise of ARIS.WT.A Listed warrants partially offset by continued investment in growth projects. Notably, the Company advanced construction at the Marmato Bulk Mining Zone and made scheduled interest payments on its Senior Notes.

		Three months ended		Six months ended
	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net cash provided by (used in) operating activities	$81,719	$46,761	$(11,701)	$128,480	$11,603
Net cash used in investing activities	(47,320)	(60,564)	(43,084)	(107,884)	(86,001)
Net cash provided by (used in) from financing activities	35,009	331	39,703	35,340	3,993
Impact of foreign exchange rate changes on cash and cash equivalents	925	768	(2,128)	1,693	(2,562)
Increase (decrease) in cash and cash equivalents	70,333	(12,704)	(17,210)	57,629	(72,965)
Cash and cash equivalents, beginning of period	239,831	252,535	49,338	252,535	194,622
Cash and cash equivalents, end of period	$310,164	$239,831	$32,128	$310,164	$121,657

Subsequent to June 30, 2025, Aris Mining received additional cash proceeds of C$82.8 million or $60.5 million from the exercise of the remaining ARIS.WT.A Listed Warrants, further strengthening the balance sheet and supporting growth initiatives at Segovia and Marmato. As of July 30, 2025, there are no further ARIS.WT.A Listed Warrants outstanding.

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.
Transactions with Related Parties
The Company’s related parties include its subsidiaries, affiliates, directors and key management personnel. The Company’s key management personnel includes executive and non-executive directors and the Company’s executive officers.
Other than normal-course intercompany transactions and compensation in the form of salaries or directors’ fees, and share based payments (options, PSUs, DSUs) there were no related party transactions.
Financial Instruments and Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
The Company may at times hold financial instruments, derivatives and/or contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are the Gold Notes.
                                                Page | 21

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Aris Mining Holdings Corp. (Aris Holdings) has Gold Notes that trade on the Cboe Canada under the symbol “AMNG.NT.U” as described in note 10 of the 2024 annual financial statements. As of June 30, 2025, the outstanding principal value is $35.8 million. The Gold Notes bear interest at 7.5% per annum, payable monthly. In addition to the interest, the Gold Notes pay a gold premium calculated each quarter as the excess of the floor price of $1,400 compared to the London Bullion Market Association Gold Price on the measurement date. We have not entered into any instruments to hedge against the market movement of gold, and there is risk that rising gold prices would result in higher premiums to be paid. However, there is a natural hedge to this risk as rising gold prices result in higher cash flows from increased AISC margins that are available to fund the potential exposure.
Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 16 in our 2024 audited annual consolidated financial statements.
Contractual Obligations and Commitments
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the undiscounted contractual obligations and commitments as at June 30, 2025, which mature over the next five years and beyond:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$115,295	$—	$—	$—	$115,295
Reclamation and closure costs	2,509	1,946	8,484	20,018	32,957
Lease payments	1,213	2,287	1,255	1,941	6,696
Gold Notes	41,603	50,899	—	—	92,502
Senior unsecured notes	36,000	108,000	468,000	—	612,000
Other contractual commitments[1]	10,165	—	—	—	10,165
Total	$206,785	$163,132	$477,739	$21,959	$869,615
1.Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at June 30, 2025.

Aris Mining’s current gold and silver production from the Marmato Complex and future production from the Toroparu Project, are subject to the terms of streaming agreements with WPMI. In addition, gold and silver production from PSN after the first 5.7 million ounces of gold have been produced is subject to the terms with the precious metals purchase agreement (PMPA) with MDC Industry Holding Company LLC (Mubadala).
In addition, Aris Mining has the obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.
Liquidity risk
Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at June 30, 2025.
Contingencies
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions in its financial statements for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines there will be a tax liability associated with its filing position.
No such provisions have been recorded by the Company.

                                                Page | 22

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Outstanding Share Data
As at the date of this MD&A, the Company has 202.4 million common shares issued and outstanding and 6.2 million common shares issuable under stock options. A further 6 million common shares are issuable to Mubadala following receipt of an environmental license to develop PSN.
Non-GAAP Financial Measures
This MD&A refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS. The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. The Company discloses these financial measures and ratios because the Company believes that they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Total cash costs
Total cash costs and total cash costs per ounce sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per ounce sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Management has included a secondary total cash cost and total cash cost per ounce measure, that includes the cost of royalties incurred on precious metal shipments from its Segovia Operations. This measure adds back the cost of royalties to total cash cost and is intended to be reflective of the total cash cost associated with operating in Colombia. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

All-in sustaining costs
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐GAAP measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Reconciliation of all-in sustaining costs to the most directly comparable financial measure disclosed in the Financial Statements.

                                                Page | 23

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total cash costs
Reconciliation of total cash costs to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended
	June 30, 2025			March 31, 2025			June 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	53,751	7,273	61,024	47,390	6,891	54,281	43,366	6,103	49,469
Cost of sales[1]	76,719	17,255	93,974	67,091	15,384	82,475	62,282	14,712	76,994
Less: royalties[1]	(5,539)	(2,044)	(7,583)	(4,519)	(1,840)	(6,359)	(3,078)	(1,126)	(4,204)
Add: by-product revenue[1]	(2,798)	(427)	(3,225)	(3,073)	(313)	(3,386)	(2,862)	(153)	(3,015)
Total cash costs	68,382	14,784	83,166	59,499	13,231	72,730	56,342	13,433	69,775
Total cash costs ($ per oz gold sold)	$1,272			$1,256			$1,299
Total cash cost including royalties	73,921			64,018			59,420
Total cash cost including royalties ($ per oz gold sold)	$1,375			$1,351			$1,370
1.As presented in the Financial Statements and notes thereto for the respective periods.

	Six months ended
	June 30, 2025			June 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	101,141	14,164	115,305	88,654	11,859	100,513
Cost of sales[1]	143,810	32,639	176,449	120,231	28,096	148,327
Less: royalties[1]	(10,058)	(3,884)	(13,942)	(6,086)	(2,210)	(8,296)
Add: by-product revenue[1]	(5,871)	(740)	(6,611)	(5,180)	(265)	(5,445)
Total cash costs	127,881	28,015	155,896	108,965	25,621	134,586
Total cash costs ($ per oz gold sold)	$1,264			$1,229
Total cash cost including royalties	137,939			115,051
Total cash cost including royalties ($ per oz gold sold)	$1,364			$1,298
1.As presented in the Financial Statements and notes thereto for the respective periods

All-in sustaining costs
Reconciliation of total all-in sustaining costs to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended
	June 30, 2025			March 31, 2025			June 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	53,751	7,273	61,024	47,390	6,891	54,281	43,366	6,103	49,469
Total cash costs	68,382	14,784	83,166	59,499	13,231	72,730	56,342	13,433	69,775
Add: royalties[1]	5,539	2,044	7,583	4,519	1,840	6,359	3,078	1,126	4,204
Add: social programs[1]	5,177	385	5,562	4,061	273	4,334	2,120	151	2,271
Add: sustaining capital expenditures	10,861	1,426	12,287	5,856	733	6,589	6,224	782	7,006
Add: sustaining lease payments	423	—	423	480	—	480	364	—	364
Total AISC	90,382	18,639	109,021	74,415	16,077	90,492	68,128	15,492	83,620
Total AISC ($ per oz gold sold)	$1,681			$1,570			$1,571
1.As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 24

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

	Six months ended
	June 30, 2025			June 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	101,141	14,164	115,305	88,654	11,859	100,513
Total cash costs	127,881	28,015	155,896	108,965	25,621	134,586
Add: royalties[1]	10,058	3,884	13,942	6,086	2,210	8,296
Add: social programs[1]	9,238	658	9,896	4,409	1,317	5,726
Add: sustaining capital expenditures	16,717	2,159	18,876	12,720	1,606	14,326
Add: sustaining lease payments	903	—	903	870	—	870
Total AISC	164,797	34,716	199,513	133,050	30,754	163,804
Total AISC ($ per oz gold sold)	$1,629			$1,501
1.As presented in the Financial Statements and notes thereto for the respective periods

Total cash costs
Reconciliation of total cash costs by business unit at the Segovia Operations to the cash costs as disclosed above.

	Three months ended
	June 30, 2025			March 31, 2025			June 30, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	32,685	21,066	53,751	26,963	20,427	47,390	20,183	23,183	43,366
Cost of sales[1]	39,532	37,187	76,719	34,799	32,292	67,091	28,531	33,751	62,282
Less: royalties[1]	(3,605)	(1,934)	(5,539)	(2,783)	(1,736)	(4,519)	(1,720)	(1,358)	(3,078)
Add: by-product revenue[1]	(1,714)	(1,084)	(2,798)	(1,748)	(1,325)	(3,073)	(2,151)	(711)	(2,862)
Total cash costs	34,213	34,169	68,382	30,268	29,231	59,499	24,660	31,682	56,342
Total cash costs ($ per oz gold sold)	$1,047	$1,622	$1,272	$1,123	$1,431	$1,256	$1,222	$1,367	$1,299
Total cash cost including royalties			73,921			64,018			59,420
Total cash cost including royalties ($ per oz gold sold)			$1,375			$1,351			$1,370
1.As presented in the Financial Statements and notes thereto for the respective periods

	Six months ended
	June 30, 2025			June 30, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	59,648	41,493	101,141	42,628	46,026	88,654
Cost of sales[1]	74,331	69,479	143,810	58,616	61,615	120,231
Less: royalties[1]	(6,388)	(3,670)	(10,058)	(3,397)	(2,689)	(6,086)
Add: by-product revenue[1]	(3,462)	(2,409)	(5,871)	(3,814)	(1,366)	(5,180)
Total cash costs	64,481	63,400	127,881	51,405	57,560	108,965
Total cash costs ($ per oz gold sold)	$1,081	$1,528	$1,264	$1,206	$1,251	$1,229
Total cash cost including royalties			137,939			115,051
Total cash cost including royalties ($ per oz gold sold)			$1,364			$1,298
1.As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 25

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
All-in sustaining costs
Reconciliation of total AISC by business unit at the Segovia Operations to the AISC as disclosed above.

	Three months ended
	June 30, 2025			March 31, 2025			June 30, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	32,685	21,066	53,751	26,963	20,427	47,390	20,183	23,183	43,366
Total cash costs	34,213	34,169	68,382	30,268	29,231	59,499	24,660	31,682	56,342
Add: royalties[1]	3,605	1,934	5,539	2,783	1,736	4,519	1,720	1,358	3,078
Add: social programs[1]	3,366	1,811	5,177	2,501	1,560	4,061	1,185	935	2,120
Add: sustaining capital expenditures	8,088	2,773	10,861	3,917	1,939	5,856	4,677	1,547	6,224
Add: sustaining lease payments	423	—	423	480	—	480	364	—	364
Total AISC	49,695	40,687	90,382	39,949	34,466	74,415	32,606	35,522	68,128
Total AISC ($ per oz gold sold)	$1,520	$1,931	$1,681	$1,482	$1,687	$1,570	$1,616	$1,532	$1,571
    1. As presented in the Financial Statements and notes thereto for the respective periods

	Six months ended
	June 30, 2025			June 30, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	59,648	41,493	101,141	42,628	46,026	88,654
Total cash costs	64,481	63,400	127,881	51,405	57,560	108,965
Add: royalties[1]	6,388	3,670	10,058	3,397	2,689	6,086
Add: social programs[1]	5,868	3,370	9,238	2,461	1,948	4,409
Add: sustaining capital expenditures	12,005	4,712	16,717	9,336	3,384	12,720
Add: sustaining lease payments	903	—	903	870	—	870
Total AISC	89,644	75,153	164,797	67,469	65,581	133,050
Total AISC ($ per oz gold sold)	$1,503	$1,811	$1,629	$1,583	$1,425	$1,501
1.As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 26

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
AISC margin
AISC margin is a non-GAAP financial measure calculated as the difference between gold revenue and all-in sustaining costs (AISC). This measure has no standard meaning under IFRS. AISC margin is used by management and investors to evaluate the Company's operating performance and cash generation capability from mining operations.
Reconciliation of total AISC margin at the Segovia Operations disclosed below.

	Three months ended			Six months ended
	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Gold revenue ($'000s)[1]	177,551	135,310	100,302	312,861	193,691
All-in sustaining costs	90,382	74,415	68,128	164,797	133,050
AISC margin ($’000)	87,169	60,895	32,174	148,064	60,641
AISC margin (%)	49%	45%	32%	47%	31%
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended				Trailing 12-month basis
	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2025
Gold revenue ($'000s)[1]	177,551	135,310	133,159	118,075	564,095
All-in sustaining costs	90,382	74,415	74,861	74,011	313,669
AISC margin ($’000)	87,169	60,895	58,298	44,064	250,426
AISC margin (%)	49%	45%	44%	37%	44%
1.As presented in the Financial Statements and notes thereto for the respective periods

Additions to mineral interests, plant and equipment
The table below reconciles sustaining and Growth and expansion capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended			Six months ended
($’000)	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Sustaining capital
Segovia Operations	10,861	5,856	6,224	16,717	12,720
Marmato Narrow Vein Zone	1,426	733	782	2,159	1,606
Total sustaining capital	12,287	6,589	7,006	18,876	14,326
Non-sustaining capital
Marmato Bulk Mining Zone	23,628	29,661	19,143	53,289	34,008
Segovia Operations	6,930	6,368	16,284	13,298	27,307
Soto Norte Project and Other	3,446	4,570	3,896	8,016	3,899
Toroparu Project	2,741	2,411	2,079	5,152	4,018
Marmato Narrow Vein Zone	—	—	1,046	—	3,324
Total expansion and growth capital	36,745	43,010	42,448	79,755	72,556
Additions to mining interest, plant and equipment[1]	49,032	49,599	49,454	98,631	86,882
1. As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 27

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended			Six months ended
($000s except shares amount)	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Basic weighted average shares outstanding	179,836,208	171,622,649	151,474,859	175,752,115	144,928,253
Net Income (loss) attributable to Owners of the Company	(16,897)	2,368	5,713	(14,529)	4,969
Add back:
Share-based compensation[1]	8,136	3,784	1,373	11,920	3,215
(Income) loss from equity accounting in investee[1]	—	14	2,301	14	2,852
Loss on financial instruments[1]	50,737	16,628	6,144	67,365	9,886
Other (income) expense[1]	1,090	535	2,681	1,625	2,681
Foreign exchange (gain) loss[1]	7,224	5,997	(7,211)	13,221	(7,319)
Income tax effect on adjustments	(2,528)	(2,099)	1,738	(4,627)	1,816
Adjusted net earnings	47,762	27,227	12,739	74,989	18,100
Per share – basic ($/share)	0.27	0.16	0.08	0.43	0.12
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended				Trailing 12-month basis
($000s except shares amount)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2025
Basic weighted average shares outstanding	179,836,208	171,622,649	170,900,890	169,873,924	173,047,716
Net Income (loss) attributable to Owners of the Company	(16,897)	2,368	21,687	(2,074)	5,084
Add back:
Share-based compensation[1]	8,136	3,784	(483)	2,533	13,970
Revaluation of investment in Denarius[1]	—	—	—	—	—
(Income) loss from equity accounting in investee[1]	—	14	14	17	45
Loss on financial instruments[1]	50,737	16,628	(6,561)	12,842	73,646
Other (income) expense[1]	1,090	535	1,116	(428)	2,313
Loss on redemption of 2026 Senior Notes	—	—	11,463	—	11,463
Foreign exchange (gain) loss[1]	7,224	5,997	(5,113)	311	8,419
Income tax effect on adjustments	(2,528)	(2,099)	2,536	(109)	(2,200)
Adjusted net earnings	47,762	27,227	24,659	13,092	112,740
Per share – basic ($/share)	0.27	0.16	0.14	0.08	0.65
1.As presented in the Financial Statements and notes thereto for the respective periods
                                                Page | 28

Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA
EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Annual Financial Statements.

	Three months ended			Six months ended
	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Earnings before Income tax[1]	12,258	21,220	17,904	33,478	28,214
Add back:
Depreciation and depletion[1]	11,929	10,734	8,082	22,663	15,601
Finance income[1]	(3,474)	(2,336)	(1,691)	(5,810)	(3,937)
Finance costs[1]	10,833	10,037	6,496	20,870	13,299
EBITDA	31,546	39,655	30,791	71,201	53,177

Add back:
Share-based compensation[1]	8,136	3,784	1,373	11,920	3,215
Income from associates[1]	—	14	2,301	14	2,852
Gain (loss) on financial instruments[1]	50,737	16,628	6,144	67,365	9,886
Other Income (expenses)[1]	1,090	535	2,681	1,625	2,681
Foreign exchange (gain) loss[1]	7,224	5,997	(7,211)	13,221	(7,319)
Adjusted EBITDA	98,733	66,613	36,079	165,346	64,492
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended				Trailing 12-month basis
	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2025
Earnings before Income tax[1]	12,258	21,220	37,513	13,603	84,594
Add back:
Depreciation and depletion[1]	11,929	10,734	9,530	9,019	41,212
Finance income[1]	(3,474)	(2,336)	(1,606)	(1,351)	(8,767)
Finance costs[1]	10,833	10,037	21,165	6,493	48,528
EBITDA	31,546	39,655	66,602	27,764	165,567

Add back:
Share-based compensation[1]	8,136	3,784	(483)	2,533	13,970
Income from associates[1]	—	14	14	17	45
Gain (loss) on financial instruments[1]	50,737	16,628	(6,561)	12,842	73,646
Other Income (expenses)[1]	1,090	535	1,116	(428)	2,313
Foreign exchange (gain) loss[1]	7,224	5,997	(5,113)	311	8,419
Adjusted EBITDA	98,733	66,613	55,575	43,039	263,960
1.As presented in the Financial Statements and notes thereto for the respective periods

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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Accounting matters
Basis for preparation and accounting policies
The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with those applied in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023. Details of the significant accounting policies are disclosed in note 3 of the Company’s audited consolidated financial statements.
Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Readers should consider the information included or incorporated by reference in this document and the Interim Financial Statements and related notes thereto. Additionally, readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2024 dated as of March 12, 2025, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and included as part of the Company's Annual Report on Form 40-F, filed with the SEC at www.sec.gov.
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate, and recorded, processed, summarized, and reported to allow timely decisions regarding required disclosure, including in its annual filings, interim filings, or other reports filed or submitted under securities legislation.
The Company's management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing adequate internal controls over financial reporting.
Changes in internal controls
During the three months ended June 30, 2025, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The
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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.

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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s targeted production of 500,000 ounces of gold in 2026 at Segovia and Marmato, expected gold production in 2025 and 2026, the Company's 2025 guidance, the timeline for finalization and expected benefits to be derived upon implementation of the MOU and formalization initiatives, the timing and results of the updated PSN development plan, the timing of a new preliminary economic assessment for the Toroparu Project, the expected production ramp up at the Segovia Operations, the plans, benefits, costs and timing pertaining to the construction of the Marmato Bulk Mining Zone, plans pertaining to the Soto Norte Project and the details, timing and costs thereof, plans pertaining to the Toroparu project and the details thereof, the Company’s growth phase and the requirements thereof, the Company’s ability to fund growth projects, the Company’s ability to pay its obligations associated with its financial liabilities, the Company’s anticipated business plans and strategies, financing sources, critical accounting estimates, risks and uncertainties and limitations of controls and procedures.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2024 and dated March 12, 2025 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and included as part of the Company's Annual Report on Form 40-F, filed with the SEC at www.sec.gov.

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Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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